Wix Announces Board Authorization of $200 Million Share Repurchase Program
Wix.com Ltd. (NASDAQ: WIX) ("Wix," the "Company," "we" or "our"), today announced that its Board of Directors (the "Board") authorized a program to repurchase the Company's securities (ordinary shares and/or convertible notes) in an amount up to $200 million.
This repurchase program demonstrates the Board's continued confidence in the Company's ability to drive strong cash flow generation and ongoing commitment to increasing shareholder value.
Under the Board authorized repurchase program, Company securities may be repurchased from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company may also, from time to time, enter into plans that are compliant with Rule 10b5-1 of the Exchange Act to facilitate repurchases of its securities under this authorization. The repurchase program does not obligate the Company to acquire any particular amount of securities, and the repurchase program may be suspended or discontinued at any time at the Company's discretion. Repurchases under the repurchase program may begin after conclusion of the 30-day period for creditors of the Company to object to the Company's intent to perform the distribution by way of repurchase in accordance with the Israeli Companies Regulations (Relief for Public Companies Whose Securities are Traded on Stock Exchanges Outside of Israel), 5760-2000 and the Israeli Regulations (Approval of Distribution), 5761–2001. The actual timing, number and value of securities repurchased depend on a number of factors, including the market price of the Company's ordinary shares, general market and economic conditions, any objections received by the Company from its creditors, the Company's financial results and liquidity, and other considerations. The Company expects to fund repurchases with cash on hand and future cash generated from its operations.
About Wix.com Ltd.
Wix is the leading SaaS website builder platform1 to create, manage and grow a digital presence. Founded in 2006, Wix is a comprehensive platform providing users - self-creators, agencies, enterprises, and more - with industry-leading performance, security, AI capabilities and a reliable infrastructure. Offering a wide range of commerce and business solutions, advanced SEO and marketing tools, the platform enables users to take full ownership of their brand, their data and their relationships with their customers. With a focus on continuous innovation and delivery of new features and products, users can seamlessly build a powerful and high-end digital presence for themselves or their clients.
For more about Wix, please visit our Press Room
Media Relations: pr@wix.com
Forward-Looking Statements
This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek,” “confidence,” and similar terms or phrases. The forward-looking statements contained in this document, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our expectation that we will be able to attract and retain registered users and partners, and generate new premium subscriptions, in particular as we continuously adjust our marketing strategy and as the macro-economic environment continues to be turbulent; our expectation that we will be able to increase the average revenue we derive per premium subscription, including through our partners; our expectation that new products and developments, as well as third-party products we will offer in the future within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions and our Wix Studio product;
1    Based on number of active live sites as reported by competitors' figures, independent third-party data and internal data as of Q3 2024 our expectations regarding our ability to develop relevant and required products using artificial intelligence (“AI”), the regulatory environment impacting AI and AI-related activities, including privacy and intellectual property, and potential competitive impacts from AI tools; our assumption that historical user behavior can be extrapolated to predict future user behavior, in particular during turbulent macro-economic environments; our prediction of the future revenues and/or bookings generated by our user cohorts and our ability to maintain and increase such revenue growth, as well as our ability to generate and maintain elevated levels of free cash flow and profitability; our expectation to maintain and enhance our brand and reputation; our expectation that we will effectively execute our initiatives to improve our user support function through our Customer Care team, and continue attracting registered users and partners, and increase user retention, user engagement and sales; our ability to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our expectation regarding the impact of fluctuations in foreign currency exchange rates, interest rates, potential illiquidity of banking systems, and other recessionary trends on our business; our expectations relating to the repurchase of our ordinary shares and/or Convertible Notes pursuant to our repurchase program; our expectation that we will effectively manage our infrastructure; our expectation to comply with AI, privacy, and data protection laws and regulations as well as contractual privacy and data protection obligations; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues, as well as our ability to achieve and maintain profitability; our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of Israel-Hamas war and/or the Israel-Hezbollah hostilities and/or the Ukraine-Russia war and any escalations thereof and potential for wider regional instability and conflict; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; our expectations with respect to the integration and performance of acquisitions; our ability to attract and retain qualified employees and key personnel; and our expectations about entering into new markets and attracting new customer demographics, including our ability to successfully attract new partners large enterprise-level users and to grow our activities, including through the adoption of our Wix Studio product, with these customer types as anticipated and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on March 22, 2024. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.